ARKEMA

October 21st 2008

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

[redacted]

Rule 12g3-2(b) Exemption
File No. 082-34965

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

dlw10/27

Enclosed documents

- Press release : Arkema strengthens its position in Asia by doubling the production capacity of its Shangai Hydrogen Peroxide plant .

The world is our inspiration

Press release

Communiqué de presse

Colombes, October 21st 2008

Arkema strengthens its position in Asia by doubling the production capacity of its Shanghai Hydrogen Peroxide plant

As the world's third leading hydrogen peroxide producer, Arkema has successfully expanded the capacity at its Wujing (Shanghai, China) plant, which increases the capacity to 80,000 ton/year.

"This capacity increase will position us to meet the growing needs of the Asian markets which are driven by industrial and everyday consumer goods. This expansion marks a further step in the development of our activity in China through the Arkema Shanghai Hydrogen Peroxide (66.6% Arkema and 33.3% Shanghai Coking) which has been a twelve year joint venture" reports Xavier Durand-Delacre, Managing Director of Arkema's Global Hydrogen Peroxide Business Unit.

The Shanghai hydrogen peroxide plant capacity extension was officially opened on Tuesday October 21st 2008 in the presence of the Chinese authorities and Thierry Le Hénaff, Arkema Chairman and CEO.

Arkema, is a leading hydrogen peroxide player in China

Arkema has become an essential partner in supporting the Asian manufacturers in markets such as pulp and paper bleaching, textile, environmental, chemical synthesis, cleaning, agro-food and electronics, which is supported by an extensive range of products and services.